Exhibit 99.2

FORM OF PROXY — SHAREHOLDERS ONLY

LEISHEN ENERGY HOLDING CO., LTD.

FOR USE AT THE EXTRAORDINARY GENERAL MEETING (“EGM”)

TO BE HELD ON NOVEMBER 27, 2025

TO BE HELD IN PERSON AT THE COMPANY’S OFFICE AND VIRTUALLY VIA ZOOM

(OR AT ANY POSTPONEMENT OR ADJOURNMENT THEREOF)

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

For use at the Extraordinary General Meeting (“EGM”) (or at any postponement or adjournment thereof) of the holders of ordinary shares of $0.001 each in Leishen Energy Holding Co., Ltd. (the “Company”)

I/We,

(1)	being the registered holder(s) of ordinary shares of $0.001 each in the Company, HEREBY APPOINT the Chairman of the EGM or,

(2)	as my/our proxy (“Proxy”) to attend and act for me/us and on my/our behalf at the EGM (or at any postponement or adjournment thereof) to be held on November 27, 2025 at 10:30 AM, Beijing Time (9:30 PM, Eastern Time on November 26, 2025), which shareholders may attend in person at the Company’s office or virtually via the following Zoom link:

Zoom Link: https://us04web.zoom.us/j/72143635242?pwd=kMNZjva0H9qAOd0gFyqRZQ28daFii4.1
Meeting ID: 721 4363 5242
Passcode: 2Ue0jx

for the purpose of considering and, if thought fit, authorizing and approving all of the following resolutions:

Please mark vote as indicated in this example	☒

		For	Against	Abstain
1.	The establishment and adoption of the dual class share capital structure (the “Dual Class Share Capital Structure”) by amending the Company’s authorized share capital as follows:	☐	☐	☐

(a)	From: US$50,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each;

(b)

To: US$50,000 divided into 467,290,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each and 32,710,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each, having the rights and benefits as attributed to them in the Amended and Restated M&A (as defined below);

(c)	By:

(i)

re-designating, on a one-for-one basis, all of the issued and outstanding Ordinary Shares (except the 6,355,000 and 6,355,000 held by Polar Energy Company Limited and WISE-POWER ENERGY SERVICES CO., LTD., respectively) into class A ordinary shares of a par value of US$0.001 each (“Class A Ordinary Shares”), each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association to be adopted pursuant to Proposal two below (the “Amended and Restated M&A”);

(ii)

re-designating, on a one-for-one basis, the 6,355,000 and 6,355,000 Ordinary Shares held by Polar Energy Company Limited and WISE-POWER ENERGY SERVICES CO., LTD., respectively, into class B ordinary shares of a par value of US$0.001 each (“Class B Ordinary Shares”), each having twenty-five (25) votes per share and the other rights attached to it as set out in the Amended and Restated M&A;

(iii)

re-designating, on a one-for-one basis, 20,000,000 of the authorized but unissued Ordinary Shares into Class B Ordinary Shares, each having twenty-five (25) votes per share and the other rights attached to it as set out in the Amended and Restated M&A; and

(iv)

re-designating, on a one-for-one basis, all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares, each having one (1) vote per share and the other rights attached to it as set out in the Amended and Restated M&A

2.	To approve, subject to Proposal 1, the Amended and Restated Memorandum and Articles of Association to reflect the Dual Class Share Capital. (Special Resolution)	☐	☐	☐

Please indicate if you plan to attend this meeting.	Yes ☐	No ☐

In order to be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be returned in the postage paid envelope we have provided or returned addressed to as soon as possible and in any event so that it is received by the Company no later than 5:00 PM on November 26, 2025, Beijing Time. In default this form of proxy shall not be treated as valid, provided always that the chairman of the EGM may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. Completion and delivery of this form of proxy will not preclude you from attending the EGM and voting in person or virtually via Zoom at the EGM if you so wish, but in the event of your attending the EGM and voting at the EGM after having lodged this form of proxy, this form of proxy will be deemed to have been revoked.

Signature:
Signatures if held jointly:

Dated: ________, 2025
Notes:

(1)	Full name(s) and addresses to be inserted in BLOCK CAPITALS.

(2)	If no name is inserted, a shareholder is deemed to have nominated the chairman of the EGM as proxy. If any proxy other than the chairman of the EGM is preferred, please strike out the words “the chairman of the EGM or” and insert the name and address of your proxy desired in the space provided. You are entitled to appoint one or more proxies (who must be an individual) to attend and vote in your stead. Your proxy need not be a member of the Company but must attend the EGM in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

(3)	The Board of Directors recommends you vote FOR the proposals. IMPORTANT: IF YOU WISH TO VOTE IN FAVOR OF THE PROPOSALS, TICK THE BOX MARKED “For.” If you are a shareholder of record and fail to return your proxy card, unless you attend the shareholder meeting and vote in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the general meeting or towards the proposal to adopt the resolutions. Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies shall have discretion to vote as they determine. Proxies shall also be authorized to vote upon such other business as may properly come before the EGM or any postponement or adjournment thereof in their discretion.

(4)	This form of proxy must be signed by you or your duly authorized attorney in writing or, in the case of a corporation, either under its common seal or under the hand of an officer, attorney or other person duly authorized. If a corporation or partnership, please set out the full corporate or partnership name and the full title of any authorized person signing on the corporation or partnership’s behalf. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such.

(5)	Joint owners should each sign personally. Where there are joint registered holders of any share(s) in the Company, any one of such joint holders may vote at the EGM, either personally, or by proxy, in respect of such share(s) as if he were solely entitled thereto; but if more than one of such joint holders are present at the EGM, either personally or by proxy, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company.